UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement of Class A Ordinary Shares; Unregistered Sales of Equity Securities

On October 16, 2022, Babylon Holdings Limited (“Babylon” or the “Company”) entered into subscription agreements (the “Initial Subscription Agreements”) with the investors named therein (the “Initial Investors”), for the private placement of 145,885,760 (prior to rounding of fractional shares) of the Company’s Class A ordinary shares, par value $0.0000422573245084686 per share (the “Class A Ordinary Shares”, and such transaction, the “Private Placement”), at $0.42122 per share (the “Initial Subscription Price”), which is the average closing price of the Class A Ordinary Shares on The New York Stock Exchange (the “NYSE”) for the five trading days preceding execution of the Initial Subscription Agreements.

On October 17, 2022, Babylon executed additional subscription agreements with certain additional investors (each, an “Additional Subscription,” and, together with the Initial Subscription Agreements, the “Subscriptions”, and the Initial Investors together with investors for Additional Subscriptions, the “Investors”). The price per share for the Additional Subscriptions is the Initial Subscription Price, which represents the average closing price of Babylon’s Class A Ordinary Shares on the NYSE for the five trading days immediately prior to the execution of the subscription agreements for the Additional Subscriptions.

The Initial Subscription Agreements and the Additional Subscriptions collectively provide for Babylon’s sale of 189,924,505 Class A Ordinary Shares (prior to rounding of fractional shares) in the Private Placement. Babylon anticipates that the gross proceeds from all Subscriptions will be $80 million, before deducting offering expenses payable by the Company.

The Private Placement is expected to close on or about November 3, 2022, subject to customary closing conditions, the Conversion (as defined below) and the receipt of at least $75 million in proceeds from the Investors (which condition may be waived by the Company and the Investors). Babylon has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the Class A Ordinary Shares sold in the Private Placement.

As a condition to closing the Private Placement, ALP Partners Limited (“ALP Partners”), as the sole holder of all of the Company’s outstanding 79,637,576 Class B ordinary shares, par value $0.0000422573245084686 per share (the “Outstanding Class B Ordinary Shares”), has agreed to convert all of the Outstanding Class B Ordinary Shares to Class A Ordinary Shares and, before the closing of the Private Placement, shall deliver to the Company and the Company’s transfer agent a letter instructing that all of the Outstanding Class B Ordinary Shares be converted into 79,637,576 Class A Ordinary Shares (the “Conversion Shares”), and in connection therewith, that the transfer agent re-designate such converted Outstanding Class B Ordinary Shares and in exchange, issue to ALP Partners, from Babylon’s established conversion reserve account, the Conversion Shares, in book-entry form (the “Conversion”).

Babylon intends to use the net proceeds from the Private Placement to fund the ongoing development of its digital-first platform and services for managing population health, working capital and other general corporate purposes.

The form of the Initial Subscription Agreements, which also applies to the Additional Subscriptions, is attached hereto as Exhibit 10.1 and is incorporated by reference herein. The foregoing summary of the terms of the Initial Subscription Agreements is qualified in its entirety by the Initial Subscription Agreements.

On October 17, 2022, the Company issued a press release announcing its entry into the Initial Subscription Agreements. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. On October 18, 2022, the Company issued a press release announcing the Additional Subscriptions and that it had received total Subscriptions of $80 million. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

10.1	Form of Initial Subscription Agreement, dated October 16, 2022
99.1	Press Release, dated October 17, 2022
99.2	Press Release, dated October 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: October 18, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer